SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results – 2Q09” dated on July 29, 2009.

INDEX

HIGHLIGHTS	1
OPERATING REVENUES	3
OPERATING EXPENSES	5
FINANCIAL DATA	7
ADDITIONAL NOTES	10
CAPITAL MARKET	12
DIVIDENDS AND INTEREST ON OWN CAPITAL	13
INCOME STATEMENT	14
BALANCE SHEET	15
STATEMENT OF CASH FLOW	16
OPERATING DATA	17
TARIFFS	18
SHAREHOLDING STRUCTURE AND CAPITAL STRUCTURE COMPOSITION	19

PRICES ON JULY 28, 2009	INVESTOR RELATIONS CONTACTS

ON – TLPP3 – R$ 36.00	Norair Ferreira do Carmo
PN – TLPP4 – R$ 42.00	Maria Tereza Ali Pelicano David
ADR – TSP – US$ 22.34	Carolina Fernandes Pontes Mada
Market Cap – R$ 20,249.05 million	Marina Barbosa Garbi
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

São Paulo, July 29, 2009 – Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the second quarter of 2009 (2Q09). The following information are presented in accordance to the accounting principles usually accepted in Brazil (BR GAAP), and presents reclassifications in 2008 due the changes on accounting practices introduced by Law# 11,638/07. In accordance to the BR GAAP’s criteria, are consolidated the following controlled and wholly owned subsidiaries companies: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

FINANCIAL HIGHLIGHTS

Unaudited consolidated figures (Reais Million)	2Q09	2Q08	% var	6M09	6M08	% var
Gross Operating Revenues	5,878.9	5,603.2	4.9	11,702.9	11,173.6	4.7
Deductions	(1,944.0)	(1,711.4)	13.6	(3,808.5)	(3,419.5)	11.4
Net Operating Revenues	3,934.9	3,891.8	1.1	7,894.4	7,754.2	1.8
Operating Expenses	(2,387.0)	(2,252.3)	6.0	(4,857.9)	(4,583.2)	6.0
EBITDA	1,548.0	1,639.5	(5.6)	3,036.5	3,170.9	(4.2)
EBITDA Margin (%)	39.3%	42.1%	(2.8) p.p.	38.5%	40.9%	(2.4) p.p.
Financial Result	(41.4)	(58.3)	(28.9)	(87.2)	(122.4)	(28.8)
Net Income	545.2	619.6	(12.0)	1,027.9	1,108.4	(7.3)
Capex	498.3	508.1	(1.9)	903.6	894.1	1.1
Capex / Net Operating Revenues	12.7%	13.1%	(0.4) p.p.	11.4%	11.5%	(0.1) p.p.

The Net Operating Revenues presented an increase of 1.1%, from R$3,891.8 in the 2Q08 to R$3,934.9 million in the 2Q09. This increase is mainly due to the growth of PayTV and broadband services, infrastructure rental revenues, besides the tariff readjustment of 3.01% as of July, 2008. The positive performance of these services offsets the decrease in traditional services revenues, such as public telephony and local service, the latter one mainly explained by a decrease of lines in service and the increase of duos and trios sales, which offers flat fee with local unlimited calls. Furthermore, there was an increase of deductions due to higher discounts given in the period.

The EBITDA in the 2Q09 was R$1,548.0 million, a 5.6% decrease when compared to the R$1,639.5 million in the 2Q08.

The EBITDA Margin reached in 2Q09 was 39.3%, a 2.8 p.p. decrease when compared to the 2Q08. This decrease is a result of the gradual change in Telesp’s revenues mix, that has shown an increase of PayTV and broadband services revenues, which have lower margins, and a decrease of local service and public telephony revenues. Additionally, there was, in the period, an increase on deductions, customer service expenses and TV contents.

The Capex in the first semester of 2009 was R$903.6 million, presenting an increase of 1.1% when compared to the same period of the previous year. Besides the larger focus in new business, Telesp remain its strong investment in modernization and expansion of broadband network.

OPERATING HIGHLIGHTS

Broadband - offered under the brands “Speedy” and “Ajato”, reached 2,726,755 clients in the 2Q09, a 2.6% increase over the 1Q09. When compared to the 2Q08, the growth was of 18.8%, in line with the upward trend of last quarters. Investments in broadband are the Company’s priority and reinforce Telesp’s commitment in the improvement of offers and quality of its services.

Pay TV – offered in bundles or stand-alone, it is available through DTH (Direct to the Home) and MMDS (Multichannel Multipoint Distribution Service). In the 2Q09 the Company reached 514,335 clients, an increase of 2.4% when compared to the 1Q09 and 48.3% when compared to the 2Q08.

Duos and Trios Telefônica - are combined offers of PayTV, Broadband and Local Calls services offered in all Company’s concession area. In 2007, the Company celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated PayTV offer.

“Posto de Trabalho Informático” (PDTI) – launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized to the client. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, internet access, network management and equipments for small, medium and big clients. The bundled offer of Information Technology and Communication Services is one of the Company’s strategic pillars in the corporate segment.

OPERATING REVENUES

The gross operating revenue in the second quarter of 2009 reached R$5,878.9 million, an increase of 4.9% when compared to the R$5,603.2 in the same period of the previous year.

Gross Operating Revenues Evolution
Unaudited consolidated figures (Reais Million)	2Q09	2Q08	% var	6M09	6M08	% var
Gross Operating Revenues	5,878.9	5,603.2	4.9	11,702.9	11,173.6	4.7
Monthly subscription fee	1,318.3	1,297.3	1.6	2,664.1	2,619.6	1.7
Installation charge	26.5	35.8	(25.9)	49.6	66.4	(25.4)
Local service	618.0	687.0	(10.0)	1,207.8	1,348.7	(10.4)
DLD	954.8	885.0	7.9	1,947.6	1,832.5	6.3
Fixed-to-mobile	1,067.6	1,070.3	(0.3)	2,102.2	2,136.7	(1.6)
ILD	28.4	37.0	(23.4)	62.0	72.9	(15.0)
Interconnection	114.2	119.3	(4.3)	225.6	228.6	(1.3)
Public telephony	111.0	120.7	(8.1)	214.1	233.5	(8.3)
Data transmission	1,071.1	920.2	16.4	2,123.6	1,790.7	18.6
Infrastructure Rental	122.3	91.6	33.5	236.7	172.9	36.9
Pay TV	158.2	79.5	99.1	297.0	140.1	n.a.
Others	288.5	259.5	11.2	572.8	531.0	7.9

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,318.3 million in the 2Q09, an increase of 1.6% when compared to the R$1,297.3 million in the 2Q08. This rise is mainly related to the increase of revenues in the corporate segment, the increase of alternative plan base in the residential segment and the tariff readjustment of 3.01% as of July, 2008. On the other hand, there was a decrease of 3.1% of the average lines in service. On June 30, 2009, the penetration of the local, “controle”, duos and trios plans was around 65% of the lines in service.

Installation Fee: dropped from R$35.8 million in the 2Q08 to R$26.5 million in the 2Q09, a decrease of 25.9%. This variation is mainly justified by lower additions in the period. This effect was partially offset by the tariff readjustment of 3.01% as of July, 2008.

Local Service: totaled R$618.0 million in the 2Q09, a decrease of 10.0% when compared to R$687.0 million in the 2Q08. This variation is directly related to the decrease of lines in service and the increase of duos and trios bundles sales which offer flat fee with local unlimited calls aiming customer loyalty, decreasing the exceeding traffic. This drop was partially offset by a significant increase of traffic bundles sales and by the tariff readjustment of 3.01% as of July, 2008.

DLD: in the 2Q09 totaled R$954.8 million, an increase of 7.9% when compared to the R$885.0 million in the 2Q08. This effect is explained by the increase of SMP traffic with the “15” use (selection code of the operator), due to the mobile market growth and a positive impact of the tariff readjustment of 3.01% as of July, 2008.

Fixed-to-mobile revenues: remained almost stable, from R$1,070.3 million in the 2Q08 to R$1,067.6 million in the 2Q09, due a decrease of VC1, VC2 and VC3 traffic. This effect was partially offset by the tariff readjustment of 2.06% as of July, 2008.

ILD: reached R$28.4 million in the 2Q09, a decrease of 23.4% when compared to the R$37.0 million in the 2Q08. This effect is mainly explained by a decrease of fixed outgoing traffic.

Interconnection Revenues: totaled R$114.2 million in 2Q09 a decrease of 4.3% when compared to the R$119.3 million in the 2Q08. This variation is mainly explained by traffic decrease from other companies, been partially offset by the tariff readjustment of 3.01% as of July, 2008.

Public Telephony: in the 2Q09 was R$111.0 million, a decrease of 8.1% when compared to the R$120.7 million in the 2Q08. This variation is registered mainly due a higher competition of the mobile market, been partially offset by the tariff readjustment of 3.01% as of July, 2008.

Data Transmission: reached R$1,071.1 million in the 2Q09, a positive evolution of 16.4% when compared to the R$920.2 million in the 2Q08. This effect is mainly explained by the residential segment growth, through the broadband offer with “Speedy” and “Ajato” brands, as well as the growth of data transmission in the corporate segment.

Infrastructure rental: raised from R$91.6 million in the 2Q08 to R$122.3 million in the 2Q09, an increase of 33.5%. This effect is mainly explained by the higher volume of rented circuits, due to the telecommunications market growth.

Pay TV: launched in August, 2007, this service reached R$158.2 million in the 2Q09, a positive evolution of 99.1% when compared to the R$79.5 million in the 2Q08. The Company reached a base of 514,335 clients in the 2Q09, including TV services through DTH and MMDS, the latter one as a result of Telefônica Sistema de Televisão acquisition in the 4Q07.

Others: increased from R$259.5 million in the 2Q08 to R$288.5 million in the 2Q09, a rise of 11.2%. This effect is chiefly explained by the strong performance of PDTI, been partially offset by the decrease of value added services revenues.

OPERATING EXPENSES

Operating expenses in the second quarter of 2009 reached R$2,387.0 million, an increase of 6.0% when compared to the R$2,252.3 million in the same period of the previous year.

Operating Expenses Evolution
Unaudited consolidated figures (Reais Million)	2Q09	2Q08	% var	6M09	6M08	% var
Operating Expenses	(2,387.0)	(2,252.3)	6.0	(4,857.9)	(4,583.2)	6.0
Personnel expenses	(169.4)	(181.0)	(6.4)	(347.2)	(397.8)	(12.7)
Supplies	(51.9)	(48.2)	7.6	(90.2)	(96.6)	(6.6)
Outsourcing expenses	(963.6)	(797.5)	20.8	(1,895.7)	(1,544.9)	22.7
Interconnection expenses	(953.9)	(912.4)	4.5	(1,951.8)	(1,873.7)	4.2
Rental expenses	(127.3)	(116.7)	9.1	(272.6)	(233.4)	16.8
Taxes	(103.6)	(117.4)	(11.8)	(210.5)	(226.9)	(7.2)
Bad Debt provision	(153.9)	(140.7)	9.4	(295.2)	(273.4)	8.0
Investment gains (losses)	(0.5)	0.2	n.a.	5.2	5.7	(10.0)
Other operating revenues (expenses)	137.0	61.4	n.a.	200.2	57.8	n.a.

The variations are explained by the following items:

Personnel expenses: reached R$169.4 million in the 2Q09, a decrease of 6.4% when compared to the R$181.0 million in the 2Q08. This drop is mainly explained by the decrease of the employees’ number after the conclusion of the Program of Organizational Restructuring, ended in April, 2008.

Supplies: increased from R$48.2 million in the 2Q08 to R$51.9 million in the 2Q09, a rise of 7.6%. This variation is mainly explained by an increase of cost of goods sold for the corporate segment and maintenance supplies. On the other hand, a decrease of phone card expenses was shown.

Outsourcing expenses: totaled R$963.6 million in the 2Q09, a raise of 20.8% when compared to the R$797.5 million in the 2Q08. This variation is directly related to the increase of customer service, partly due to the fulfillment of the new call center law, telecom services sales commission, TV content and network maintenance.

Interconnection expenses: in the 2Q09 reached R$953.9 million, an increase of 4.5% when compared to the R$912.4 million in the 2Q08. This effect is mainly explained by the growth in SMP traffic with the “15” use (selection code of the operator) and the VUM readjustment of 2.06% in July, 2008.

Rental Expenses: increased from R$116.7 million in the 2Q08 to R$127.3 million in the 2Q09, a rise of 9.1% mainly due the increase of network, infrastructure for last-mile traffic termination and post rental.

Taxes: reached R$103.6 million in the 2Q09, a decrease of 11.8% when compared to the R$117.4 million in the 2Q08. This drop is mainly explained by the decrease of PIS and COFINS expenses, as a consequence of the decrease of operating revenues, and the differential of ICMS rate in the purchase of supply material for use and consumption.

Bad Debt Provisions: reached R$153.9 million in the 2Q09, an increase of 9.4% when compared to the 2Q08. As a percentage of the operating revenues, the ratio was of 3.9% in the 2Q09. Telesp is still working heavily in the improvement of its customer base profile through its commercial policy practices, besides the recovery efforts and its differentiated service offers to better suit each segment of the market.

Investment gains (losses): in the 2Q09 recorded a negative result of R$0.5 million and a positive result of R$0.2 million in the 2Q08. This variation is justified by the effect of equity accounting of minority interest on Cable TV operators.

Other operating revenues (expenses): totaled R$137.0 million in the 2Q09, a positive variation of R$75.7 million when compared to the 2Q08. This effect is mainly justified by the update of the estimated amount of civil and labor contingencies.

Depreciation: dropped from R$684.2 million in the 2Q08 to R$636.0 million in the 2Q09, a decrease of 7.0%. This variation is mainly explained by the increase of assets fully depreciated balance and the decrease of goodwill amortization, that as of 2009 isn’t registered anymore in accordance to the new accounting practices, been partially offset by an increase of modem obsolescence provision.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$925.6 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI, reducing the exposure of the local interest rate (CDI) over its net debt. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans and Financing: on June 30, 2009, the Company had R$3,320.8 million in loans and financing, from which R$97.9 million are denominated in foreign currency (R$47.2 million were raised at fixed interest rates and R$50.7 million at variable interest rates - Libor), R$1,511.2 million in debentures paying interests based on the variation of the CDI rate + fixed spread of 0.35% and the amount of R$1,711.7 million in financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Debentures: on September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the Interbank Interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Câmara de Custódia e Liquidação – CETIP, since the renegotiation date.

BNDES: on October 10, 2007, the BNDES approved a loan of R$2,034.7 millions for Telesp, from which R$1,686.9 million have already been released and are being applied in the network modernization and expansion of voice, data and video services.

LOANS AND FINANCING
(in thousand of reais)
June 2009
Consolidated	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Loans in local currency
BNDES Loan	UR TJLP	TJLP + 3.73%	Until 2015	48,381	1,663,345	1,711,726
Debentures	R$	CDI + 0.35%	Until 2010	11,176	1,500,000	1,511,176
Loans in foreign currency
Mediocrédito	US$	1.75%	Until 2014	6,312	21,757	28,069
Resolution 2770	JPY	5.78%	2009	19,110	0	19,110
Untied Loan - JBIC	JPY	Libor + 1.25%	2009	50,676	0	50,676
Total				135,655	3,185,102	3,320,757

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS
(in thousand of reais)
June 2009
Year	Amount
2010	1,672,214
2011	344,160
2012	343,756
From 2013 on	824,972
Total	3,185,102

NET FINANCIAL DEBT
(in million of Reais)
	June '09	March '09	June '08
Short-term Debt	(135.7)	(256.3)	(389.5)
Long-term Debt	(3,185.1)	(3,214.4)	(2,375.7)
Total Debt	(3,320.8)	(3,470.7)	(2,765.2)
Net Derivatives Position	(53.1)	(2.3)	(142.7)
Debt (post-Derivative Operations)	(3,373.9)	(3,472.9)	(2,907.9)
Cash and Cash Equivalents	933.7	1,783.7	466.2
Net Debt	(2,440.2)	(1,689.2)	(2,441.7)
Net Debt / EBITDA (*)	0.37	0.26	0.37
Total Debt / EBITDA (*)	0.51	0.53	0.42
Total Debt / Market Cap	0.15	0.15	0.13

(*) The ratio was calculated over 2008’s EBITDA.

Derivatives: all the Company’s financial derivative contracts aim the protection of exchange risk and fluctuations of interest rates related to financial debt, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in a inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the exchange financial equities are hedged.

On June 30, 2009, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$97.9 million, equivalent to the fair value of this debt. The aim of these operations is to protect from risks of foreign exchange variations of loans with these characteristics. On the same date, the Company had swap operations – CDI + spread x %CDI, with asset position of R$1,517.1 million and flows similar to the debentures’, to cover the risk of its fixed rate spread, with debentures without premium fair value of R$1,517.1 million, and also swap operations CDI x fixed rate, with asset position of R$14.2 million, contracted to partially cover the variation of national interest taxes related to the liability position of derivatives exposed to CDI.

The derivative operations generated in the first semester of 2009 a negative net consolidated result of R$52.8 million, while the currency operations generated a negative net consolidated result of R$54.3 million, the operations to cover the debentures fixed spread generated a positive result of R$1.5 million and the swap operations CDI x fixed rate generated a negative net consolidated result of R$45 thousand.

On June 30, 2009 was recognized a balance of R$2.3 million as asset and a balance of R$55.4 million as liability to reflect the derivatives position on the mentioned date.

DERIVATIVES POSITION
(in Reais thousand)
June 2009
Swap Contracts	Fair Value
Assets
Foreign Currency	97,861
Variable Rate (CDI)	1,531,287
Liabilities
Variable Rate (CDI)	(151,846)
Fixed Rate	(1,530,366)
Asset balance	2,294
Liabilities balance	(55,359)

NET EXPOSURE
(in Reais thousand)
June 2009
Operation	Risk	Exposure
Hedge (Long Position)	Derivatives (risk of USD decrease)	28,075
USD-denominated debt	Debts (risk of USD increase)	(28,069)
	Net Exposure	6
Hedge (Long Position)	Derivatives (risk of JPY decrease)	69,786
JPY-denominated debt	Debts (risk of JPY increase)	(69,786)
	Net Exposure	0
Hedge (Long Position)	Derivatives (risk of CDI decrease)	1,517,100
Debentures (CDI)	Debentures (risk of CDI increase)	(1,517,100)
	Net Exposure	0

Hedge (Short Position CDI)	Derivatives (risk of CDI increase)	(1,667,980)
Hedge (Long Position CDI)	Derivatives (risk of CDI decrease)	14,187
	Net Exposure	(1,653,793)
Effect on fair value change		-

Financial Result: in the 6M09 reached -R$87.2 million, improving R$35.2 million or 28.8% when compared to the same period of 2008, excluding the Interest on Own Capital effect, mainly due to higher financial investments revenues. In the 2Q09, the financial result reached –R$41.4 million, improving 9.4% or R$4.3 million when compared to the previous quarter mainly due lower interest costs, partly impacted by the CDI decrease.

ADDITIONAL NOTES

1) RECENT CORPORATE EVENTS

a) Corporate Reorganization involving Telefônica Data do Brasil Participações Ltda. – DABR and Telefônica Televisão Participações S.A. – TTP - In accordance to the relevant fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the propose of corporate reorganization involving DABR and TTP (wholly-owned subsidiary of Telesp, which had stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital).

For Telesp’s management this corporate reorganization reflects Company and shareholders’ aim and will allow the improvement of synergies, the reduction of managing risks, the simplification of corporate and administrative organization, reducing costs, but also getting the opportunity of the tax benefit and the Company’s cash flow improvement and, as a consequence, to its shareholders.

On November 11, 2008, the propose of merger of DABR and TTP by Telesp was approved by the Company’s shareholders on its Extraordinary Shareholders’ meeting. As a result of the merger of TTP, Telefônica Sistema de Televisão S.A., A. Telecom and Telefônica Data companies became wholly-owned subsidiaries of Telesp.

b) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) –On July 25, 2008, the Company increased the Telefônica Televisão’s capital with stocks of Telefônica Data S.A.’s equity. As a result, T. Data became a wholly-owned subsidiary of Telefônica Televisão.

c) Change on Navytree Participações company’s name – On June 10, 2008, Navytree approved on its Extraordinary Shareholders’ Meeting the change of the Company’s name to Telefônica Televisão Participações S.A..

d) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) –On February 29, 2008, the Company increased the Telefônica Televisão’s capital with stocks of A.Telecom equity. As a result, A.Telecom became a wholly-owned subsidiary of Telefônica Televisão.

2) TARIFFS READJUSTMENT OCCURRED IN 2008

a) Fixed-to-Fixed Tariff – On July 21, 2008, through Edicts# 4,288 and 4,289, Agência Nacional de Telecomunicações - ANATEL approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of July 24, 2008. The tariff readjustments were 3.01%.

b) Fixed-to-Mobile Tariff – On July 21, 2008, through Edict# 4,290, ANATEL approved the 3.01% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06%. The readjustments were effective as of July 24, 2008.

3) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

The Company decided to adopt as of 2008 the changes on accounting practices introduced by the Law# 11,638/07 and the Provisional Measure# 449/08, due to several accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (CPC) and approved by CVM. As a result, the comparative information in the first quarter of 2009 already presents these practices, among which are highlighted:

a) Financial Leasing: PDTI contracts are accounted with financial leasing characteristics;

b) Financial Instruments: financial assets and liabilities initially evaluated by fair value;

c) Present Value Adjustment: certain long term assets and liabilities initially accounted by its discounted present value;

d) Accumulated Translation Adjustment: exchange variations over investments abroad registered as accumulated translation adjustment, on Company’s equity.

4) NUMBER PORTABILITY

In September, 2008, the number portability process has been activated under commercial disposition between companies that offer the same service mode. As a result, fixed and mobile’s clients can keep their phone number when changing operator or address, if the process refers to the same local area. Following this, Telesp reinforced its efforts in customers’ loyalty and retention plans, although the volume of number portability processes isn’t relevant so far. The number portability’s process was concluded in March, 2009.

5) BOARD OF DIRECTORS’ MESSAGE

On June 22, 2009, Agência Nacional de Telecomunicações (Anatel) determined to Telesp the temporary suspension of Speedy Service sales. Anatel requested to the Company the elaboration in within 30 days of a plan to guarantee the fruition and availability of Speedy Service, which includes steps of contingency planning, administration of changes, implantation of network redundancy and critical systems, operating planning and the respective schedule. On June 26, 2009, the Stability Plan was presented to the Agency, before the deadline set, containing actions to stabilize the network, involving improvements on IP (Internet Protocol) and DNS (Domain Name Server) network. On July 17, 2009, Telesp informed Anatel that the implantation of the Stability Plan had been concluded and is waiting for the Agency’s approval. The Company remains working on the Broadband Capacity Increase Plan, which may be concluded until the end of 2009.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$41.60 and R$43.85, presenting, respectively, an annual performance of 2.7% and -2.2% in comparison to Bovespa Index’s performance of -20.8%. The ADRs closed the year priced at US$22.24, presenting an annual performance of -20.9% in comparison to Dow Jones Index’s performance of -25.6%.

The daily average volume of TLPP3 and TLPP4 between June, 2008 and June, 2009 was of R$887.9 thousand and R$5,558.5 thousand, respectively. The ADR daily average volume for the same period was of US$3,175.1 thousand.

The shares performances in the last year are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

The dividends deliberated recently are described in the following table:

		Shareholding	Gross Amount	Net Amount		Gross Amount	Net Amount Per	Payment
Event	Deliberation	Position	(Reais Million)	(Reais Million)	Shares	per Share	Share	Beginning
						(in Reais)	(in Reais)	date
					ON	0.871073	0.871073
Dividends	5/18/2009	5/18/2009	470.0	470.0				6/17/2009
					PN	0.958180	0.958180
					ON	0.732276	0.732276
Dividends	3/25/2009	3/25/2009	395.1	395.1				6/17/2009
					PN	0.805504	0.805504
					ON	0.770992	0.655343
Interest on Own Capital	12/9/2008	12/30/2008	416.0	353.6				6/17/2009
					PN	0.848091	0.720877
					ON	2.020147	2.020147
Interim Dividends	11/24/2008	11/24/2008	1,090.0	1,090.0				12/10/2008
					PN	2.222162	2.222162
					ON	0.370669	0.315069
Interest on Own Capital	5/20/2008	5/20/2008	200.0	170.0				6/23/2008
					PN	0.407736	0.346576
					ON	0.898873	0.898873
Interim Dividends	5/20/2008	5/20/2008	485.0	485.0				6/23/2008
					PN	0.988760	0.988760
					ON	0.650410	0.650410
Dividends	3/26/2008	3/26/2008	350.9	350.9				6/23/2008
					PN	0.715451	0.715451

INCOME STATEMENT
Unaudited consolidated figures (Reais Million)
	2Q09	2Q08	% var	6M09	6M08	% var
Gross Operating Revenues	5,878.9	5,603.2	4.9	11,702.9	11,173.6	4.7
Monthly subscription fee	1,318.3	1,297.3	1.6	2,664.1	2,619.6	1.7
Installation charge	26.5	35.8	(25.9)	49.6	66.4	(25.4)
Local service	618.0	687.0	(10.0)	1,207.8	1,348.7	(10.4)
DLD	954.8	885.0	7.9	1,947.6	1,832.5	6.3
Fixed-to-mobile	1,067.6	1,070.3	(0.3)	2,102.2	2,136.7	(1.6)
ILD	28.4	37.0	(23.4)	62.0	72.9	(15.0)
Interconnection	114.2	119.3	(4.3)	225.6	228.6	(1.3)
Public telephony	111.0	120.7	(8.1)	214.1	233.5	(8.3)
Data transmission	1,071.1	920.2	16.4	2,123.6	1,790.7	18.6
Infrastructure Rental	122.3	91.6	33.5	236.7	172.9	36.9
Pay TV	158.2	79.5	99.1	297.0	140.1	n.a.
Others	288.5	259.5	11.2	572.8	531.0	7.9
Deductions	(1,944.0)	(1,711.4)	13.6	(3,808.5)	(3,419.5)	11.4
Net Operating Revenues	3,934.9	3,891.8	1.1	7,894.4	7,754.2	1.8
Operating Expenses	(2,387.0)	(2,252.3)	6.0	(4,857.9)	(4,583.2)	6.0
Personnel expenses	(169.4)	(181.0)	(6.4)	(347.2)	(397.8)	(12.7)
Supplies	(51.9)	(48.2)	7.6	(90.2)	(96.6)	(6.6)
Outsourcing expenses	(963.6)	(797.5)	20.8	(1,895.7)	(1,544.9)	22.7
Interconnection expenses	(953.9)	(912.4)	4.5	(1,951.8)	(1,873.7)	4.2
Rental expenses	(127.3)	(116.7)	9.1	(272.6)	(233.4)	16.8
Taxes	(103.6)	(117.4)	(11.8)	(210.5)	(226.9)	(7.2)
Bad Debt provision	(153.9)	(140.7)	9.4	(295.2)	(273.4)	8.0
Investment gains (losses)	(0.5)	0.2	n.a.	5.2	5.7	(10.0)
Other operating revenues (expenses)	137.0	61.4	n.a.	200.2	57.8	n.a.

Earnings Before Depreciation/Amortization	1,548.0	1,639.5	(5.6)	3,036.5	3,170.9	(4.2)
and Financial Revenues (Expenses) - EBITDA
Depreciation and Amortization	(636.0)	(684.2)	(7.0)	(1,286.9)	(1,374.0)	(6.3)
Financial Result	(41.4)	(58.3)	(28.9)	(87.2)	(122.4)	(28.8)
Interest on Company's Capital	0.0	(200.0)	n.a.	0.0	(200.0)	n.a.
Net Result of Asset Sale and Investment	(7.1)	(29.8)	(76.1)	(13.6)	(29.1)	(53.3)
Income Before Taxes	863.4	667.2	29.4	1,648.8	1,445.4	14.1
Taxes	(318.1)	(247.5)	28.5	(621.0)	(537.0)	15.6
Net Income	545.2	619.6	(12.0)	1,027.9	1,108.4	(7.3)

Note: According to ANATEL's instructions, Monthly Subscription fee, Local Service, PayTV and Other revenues presented reclassifications in 2008.

BALANCE SHEET
Unaudited consolidated figures (Reais Million)

A S S E T S	2Q09	1Q09	% var
Current assets	5,791.8	6,550.1	(11.6)
Cash and cash equivalents	933.7	1,783.7	(47.7)
Net accounts receivable from customers	3,140.0	3,163.7	(0.7)
Supply and maintenance inventories	168.1	173.3	(3.0)
Recoverable taxes	1,199.9	1,088.4	10.2
Recoverable prepaid expenses	74.4	60.5	23.0
Credit from associated companies	114.5	123.8	(7.5)
Derivatives operations	2.2	39.8	(94.3)
Other assets	158.9	116.9	36.0
Non-Current Assets	13,190.9	13,272.2	(0.6)
Long-term assets	1,837.2	1,783.3	3.0
Accounts receivable from customers	97.8	87.4	11.9
Recoverable taxes	747.1	796.5	(6.2)
Loans and financial investments	12.8	12.6	2.1
Bail of legal proceedings	838.4	737.9	13.6
Credit from associated companies	29.4	28.5	3.4
Other assets	111.7	120.5	(7.3)
Investments	296.8	286.8	3.5
Net Permanent Assets	9,563.8	9,688.0	(1.3)
Net Intangible	1,493.2	1,514.1	(1.4)
Total Assets	18,982.7	19,822.3	(4.2)

L I A B I L I T I E S
Current liabilities	4,271.6	5,201.1	(17.9)
Suppliers	1,975.4	1,997.9	(1.1)
Loans and financing	135.7	256.3	(47.1)
Derivatives operations	31.6	21.5	47.0
Payroll and related charges	170.3	130.9	30.1
Taxes	1,019.2	948.4	7.5
Consignments	107.9	122.1	(11.7)
Dividends and interest on capital	379.0	1,153.1	(67.1)
Accrual for contingencies	130.9	131.3	(0.3)
Payables to associated companies	23.9	47.2	(49.3)
Other liabilities	297.8	392.2	(24.1)
Non-Current Liabilities	4,031.4	4,103.2	(1.7)
Loans and financing	3,185.1	3,214.4	(0.9)
Taxes	63.0	61.5	2.5
Derivatives operations	23.8	20.7	15.2
Accrual for contingencies	518.2	569.8	(9.1)
Provisions for the pension plans	154.3	152.4	1.3
Other liabilities	87.0	84.5	2.9
Shareholders' equity	10,679.7	10,518.0	1.5
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserves	2,670.5	2,670.5	0.0
Profit Reserves	659.6	659.6	0.0
Goodwill Reserves	63.1	63.1	0.0
Equity Adjustment	68.1	56.6	20.3
Conversion's Acumulated Adjustment	2.7	10.2	(73.3)
Retained earnings	640.3	482.6	32.7
Total Liabilities	18,982.7	19,822.3	(4.2)

STATEMENT OF CASH FLOW
Unaudited consolidated figures (Reais Million)
	6M09	6M08	% var
Cash and cash equivalents at beginning of the period	1,741.0	933.3	86.5
Net income of the period	1,027.9	1,108.4	(7.3)
Non-cash expenses (revenues)	1,554.6	1,665.0	(6.6)
Depreciation and amortization	1,286.9	1,315.2	(2.2)
Exchange variations on loans and financing	(46.4)	(18.6)	n. a.
(Gain)/loss on subsidiaries	(5.2)	(5.7)	(10.0)
(Gain)/loss on asset sale	13.6	29.1	(53.3)
Amortization of investment goodwill	0.0	58.8	n. a.
Bad debt provision	295.2	273.4	8.0
Pension and other post-retirement benefit plans	5.6	5.5	1.1
Others	4.9	7.2	(33.0)
Variations in operating assets	(462.6)	(492.8)	(6.1)
Net trade accounts receivable	(282.4)	(446.4)	(36.7)
Other current assets	(104.1)	23.7	n.a.
Other non-current assets	(76.2)	(70.2)	8.6
Variations in operating liabilities	(271.7)	(475.7)	(42.9)
Payroll and related accuruals	18.3	(72.5)	n.a.
Accounts payable and accurued expenses	(124.5)	3.4	n.a.
Taxes	(88.7)	4.5	n. a.
Other current liabilities	(137.4)	(549.6)	(75.0)
Accured interest	(49.1)	(23.5)	n.a.
Income and social contribution taxes	186.6	83.7	n.a.
Labor, tax and civil provisions	(50.2)	68.3	n. a.
Other non-current liabilities	(26.7)	10.1	n.a.
Cash provided by operations	1,848.2	1,804.8	2.4
Cash flow from investing activities	(1,227.4)	(1,009.9)	21.5
Acquisition of investmens and advances to related companies	0.0	11.9	n.a.
Acquisition of fixed and intangible assets, net of donations	(1,229.1)	(1,030.7)	19.2
Cash from sales of fixed assets and investment	1.6	8.9	(81.5)
Cash received from acquisitions	0.0	0.0	n. a.
Cash flow from financing activities	(1,428.1)	(1,262.1)	13.2
Loans amortization	(324.5)	(883.3)	(63.3)
New loans obtained	0.0	387.5	n.a.
Net payment on derivative contracts	58.6	16.0	n.a.
Dividends and interest on own capital paid	(1,162.2)	(782.3)	48.6
Increase (decrease) in cash and cash equivalents	(807.3)	(467.1)	72.8
Cash and cash equivalents at end of the period	933.7	466.2	n.a.

OPERATING DATA
Consolidated data
		2Q09	2Q08		% var	6M09	6M08		% var
Capital Expenditure (Economic)	R$ MM	498.3	508.1	1/	(1.9)	903.6	894.1	1/	1.1
Network
Installed lines (switching)		14,774,616	14,584,614		1.3	14,774,616	14,584,614		1.3
Installed lines - Gain		36,172	6,697		n.a.	77,329	30,713		n.a.
Lines in service		11,474,276	11,893,468		(3.5)	11,474,276	11,893,468		(3.5)
Residential		8,299,107	8,783,159		(5.5)	8,299,107	8,783,159		(5.5)
Non-residential		1,647,809	1,704,457		(3.3)	1,647,809	1,704,457		(3.3)
Trunk lines 2/		890,127	783,984		13.5	890,127	783,984		13.5
Public lines		250,272	250,297		(0.0)	250,272	250,297		(0.0)
Internally used and test lines		386,961	371,571		4.1	386,961	371,571		4.1
Lines in services - Gain		(108,590)	(38,414)		n.a.	(187,624)	(71,817)		n.a.
Average lines in service	(ALIS)	11,535,725	11,910,103		(3.1)	11,573,952	11,925,378		(2.9)
Broadband		2,726,755	2,295,308		18.8	2,726,755	2,295,308		18.8
Pay TV 3/		514,335	346,894		48.3	514,335	346,894		48.3
Traffic
Local minutes - registered	(min 000)	12,563,092	12,893,965		(2.6)	24,317,632	26,357,173	4/	(7.7)
Local minutes - exceeding	(min 000)	5,590,932	7,283,293		(23.2)	11,250,789	14,652,538	4/	(23.2)
Domestic Long Distance4/	(min 000)	2,694,557	3,024,398		(10.9)	5,447,244	5,943,209		(8.3)
International Long Distance	(min 000)	16,443	22,312		(26.3)	34,587	43,457		(20.4)
Monthly traffic per ALIS
Local	(min)	363	361		0.6	350	368		(4.9)
DLD	(min)	78	85		(8.0)	78	83		(5.6)
ILD	(min)	0.5	0.6		(23.9)	0.5	0.6		(18.0)
Others
Employees 5/		6,004	6,384		(6.0)	6,004	6,384		(6.0)
LIS per employee 6/		2,365	2,223		6.4	2,365	2,223		6.4
Monthly net op. revenue per ALIS	(R$)	113.7	108.9		4.4	113.7	108.4		4.9
Telephone density (per 100 inh.) 7/		27.9	28.9		(1.0) p.p.	27.9	28.9		(1.0) p.p.

1/ With the introdution of Law# 11,638/07, the Capex showed a decrease due the change on PDTI's accounting.

2/ Includes ISDN clients.

3/ Includes TV clients via Satellite and MMDS.

4/ Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).

5/ Includes Telefônica Sistema de Televisão S.A.'s employees.

6/ End of period data. Includes broadband clients.

7/ The rate was estimated over IBGE Data.

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Notes:

a) Effective as of July 24, 2008, the maximum net tariffs of Local Services, through ANATEL's Edict# 4,289 of July 21, 2008, had an readjustment of 3.01% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 1.39%, according to the foreseen rules in the Concession Agreement. b) Effective as of July 24, 2008, the maximum net tariffs of Domestic Long Distance Services, through ANATEL's Edict# 4,288 of July 21, 2008, had an average readjustment of 3.01% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 1.39%, according to the foreseen rules in the Concession Agreement. c) Effective as of July 24, 2008, the calls related to the Mobile Personal Service - SMP, in the modalities VC-1, VC-2 and VC-3, through ANATEL's Edict# 4,290 of July 21, 2008, had an readjustment of 3.01%. This service starts to have the same date-base of readjustment of Local and Domestic Long Distance Services, in other words, July 24, 2008 for future readjustments.

SHAREHOLDING STRUCTURE

CAPITAL STRUCTURE COMPOSITION
As of June 30, 2009

Telecomunicações de São Paulo S/A - TELESP	Common	Preferred	Total
Controlling Company	144,462,997	300,749,951	445,212,948
	85.57%	89.13%	87.95%
Minority shareholders	24,146,294	36,482,238	60,628,532
	14.30%	10.81%	11.98%
Treasury shares	210,579	185,213	395,792
	0.12%	0.05%	0.08%
Total number of shares	168,819,870	337,417,402	506,237,272

Book Value per share (R$):	21.11
Capital stock - in thousands of R$ (as of 06/30/09):	6,575,480

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 29, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director